Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: IMC Global Inc.
Subject Company's Exchange Act File No.: 1-9759

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction between Cargill Crop Nutrition ("Cargill") and IMC Global Inc. ("IMC"), including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Cargill's and IMC's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IMC stockholders to approve the transaction; the ability to satisfy other closing conditions; the risk that the businesses will not be integrated successfully; the risk that the cost savings from the transaction may not be fully realized or may take longer to realize than expected; the ability to develop and execute comprehensive plans for asset rationalization; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; and the prices of raw materials. Additional factors that could cause IMC's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill, Incorporated and IMC and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 filed with the SEC on April 8, 2004.

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IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release
Investor and Media Contact: David A. Prichard 847.739.1810 daprichard@imcglobal.com

IMPROVING IMC GLOBAL PERFORMANCE, STRONGER MARKET CONDITIONS
AND BENEFITS FROM PENDING COMBINATION WITH
CARGILL CROP NUTRITION CREATE UNIQUE VALUE PROPOSITION,
SHAREHOLDERS TOLD AT 2004 ANNUAL MEETING

IMC Global Chairman Highlights Special, Pivotal and Increasingly
More Optimistic Time in the Company's History

        LAKE FOREST, IL, May 14, 2004—Positive factors are converging in 2004 that have already strengthened the stock price of IMC Global Inc. (NYSE: IGL) and suggest that prospects for increased shareholder value are better today than they have been for many years, Chairman and Chief Executive Officer Douglas A. Pertz told shareholders in attendance and those listening by Webcast at the Company's 2004 Annual Meeting today.

        "Stronger agricultural commodity prices and increased world crop nutrient demand clearly have supported higher fertilizer prices and tighter supply and demand than we have seen since the global phosphate downturn began," Pertz said. "This market backdrop for both phosphate and potash crop nutrients is a solid base from which to build even greater shareholder value with the pending IMC Global and Cargill Crop Nutrition merger."

        In reviewing recent Company performance, Pertz said 2003 proved to be challenging for most of the year as high raw material costs more than offset improved diammonium phosphate (DAP) prices and a strong potash performance.

        "Even though 2003's operating environment was disappointing, we had begun to see a number of improving factors as the year ended, including renewed DAP pricing strength in December and even better potash fundamentals from those that helped deliver solid performance last year," Pertz said. "In addition, worldwide agricultural indicators were improving. As a result, we felt IMC Global was starting from a much firmer base to achieve meaningful margin improvement in 2004."

        Pertz said the premise was confirmed by IMC Global's sharply improved 2004 first quarter results, the best operating performance in many quarters due to stronger phosphate and potash profits. The Company's gross margins of $78.8 million more than doubled and operating earnings of $62.0 million more than quadrupled versus the first quarter of 2003 as increased prices more than offset continued high raw material costs, primarily ammonia.

        "In summary, these results provide IMC with a solid and promising start for a much better 2004, and, versus 2003, we are starting this year with improved operating cash flow," the IMC Chairman told shareholders. "The seeds of our first quarter results and increasing optimism about our future performance are rooted in the continuing improvement of global agricultural and crop nutrient fundamentals."

        Very low global grain and oilseed inventories and rising crop commodity prices, which historically correlate with increased fertilizer demand, are sending strong signals to farmers to plant more acres and optimize crop nutrient application rates to maximize yields, said Pertz. He added that 2003 U.S. net cash farm income improved 28 percent from 2002, reaching its highest level ever, and that 2004 global crop nutrient demand is expected to match its 2003 year-over-year increase of three percent as well.

        The other major factor creating optimism for improved shareholder value is the proposed combination of IMC Global and Cargill Crop Nutrition announced on January 27, 2004. "While we are encouraged by the overall agricultural, crop nutrient and phosphate cycle recoveries we now see, the pending merger with Cargill Crop Nutrition should enhance IMC shareholder value even further," said Pertz.

        The IMC Chairman reviewed the benefits of the combination which will create "a leading, publicly traded global crop nutrient company with a stronger financial profile and better positioned to deliver customer value and increased shareholder value." The new company eventually expects to achieve pre-tax, operational synergies of about $145 million on an annualized basis. "Importantly and, of course, certainly key to doing the transaction," Pertz stressed, "this merger is expected to be immediately accretive to IMC Global shareholders.

        "There are a number of reasons why we believe this merger with Cargill is the right transaction, and at the right time in the cycle, for IMC Global and for creating increasing value for our shareholders and debtholders," he continued. "We continue to believe the transaction will close this summer and are actively planning to maximize value from day one of the combination."

        In his closing remarks, Pertz said, "Assuming all conditions to closing the transaction are satisfied, this is the last regular annual meeting of IMC Global shareholders. As such, I want to emphasize that the legacy, the values and the strengths of IMC Global will continue on in the form of a new, stronger and more global crop nutrient company. The IMC Global name may be disappearing, but the businesses and our people will be part of an entity that can offer greater value and be better able to prosper through future cycles."

        During the meeting's formal business, shareholders approved two proposals recommended by IMC Global's Board. The first proposal included the reelection to the IMC Board of Donald F. Mazankowski, Douglas A. Pertz and Richard L. Thomas for three-year terms expiring in 2007. The second proposal was the ratification of Ernst & Young LLP as the Company's independent auditors.

        With 2003 revenues of $2.2 billion, IMC Global is the world's largest producer and marketer of concentrated phosphates and potash crop nutrients for the agricultural industry and a leading global provider of feed ingredients for the animal nutrition industry. For more information, visit IMC Global's Web site at imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and potash market fundamentals, expectations regarding the proposed transactions with PLP and Cargill Crop Nutrition, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in IMC Global's forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; the prices of raw materials; and regulatory and shareholder approvals of pending transactions. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

        This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. Global Nutrition Solutions, Inc. has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and Cargill. Stockholders are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

        The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of Global Nutrition Solutions, Inc. filed with the SEC on April 8, 2004.

Not a Proxy Solicitation for PLP Merger Proposal

        This communication is not a solicitation of a proxy from any security holder of IMC Global or PLP. IMC Global has filed a Registration Statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus regarding the proposed transaction between IMC Global and PLP. PLP unitholders are urged to read the definitive proxy statement/prospectus relating to the proposed transaction between IMC Global and PLP when it becomes available, because it will contain important information. PLP unitholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about IMC Global and PLP, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc.,100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, e-mail: daprichard@imcglobal.com. You may also obtain documents filed with the SEC by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be deemed to be participants in the solicitation of proxies in connection with any possible merger transaction. Information regarding such persons and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4 of IMC Global filed with the SEC on April 20, 2004.

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